Filed by: Dominion Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.
Commission File No.: 001-08489

Employee Meetings Presentation and Transcript

Richmond, VA Jupiter, FL Miami, FL + Charleston, SC Employee Meetings May 18, 2026 Outer Banks, NC

# Cautionary Information

This communication includes "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc., a Florida Corporation ("NextEra Energy"), and Dominion Energy, Inc., a Virginia Corporation ("Dominion Energy"), and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company's business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy's or Dominion Energy's operations or operating results are forward-looking statements. Words and phrases such as "ambition," "anticipate," "estimate," "believe," "budget," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target," the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy's or Dominion Energy's control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy's businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party's ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party's ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties' business relationships and business operations generally, including the parties' relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties' common stock prices and uncertainty as to the long-term value of either party's common stock; risks that the proposed transactions disrupt either party's current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party's ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission ("SEC") will describe additional risks in connection with the proposed transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy's and Dominion Energy's respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy's and Dominion Energy's most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

**This is not an offer or solicitation. For additional information, please reference slides 32-33.**

NextEra Energy + Dominion Energy | 2

Richmond, VA Jupiter, FL Miami, FL + Charleston, SC Forming America’s leading utility business and energy infrastructure company To reliably and affordably meet America’s historic power demand Outer Banks, NC NextEra Energy + Dominion Energy 3

Today’s Agenda 1. Welcome 2. Common Mission & Values 3. About NextEra Energy 4. About the Combined Company 5. Benefits of the Combination • Employees • Customers • Communities • Shareholders 6. What’s Next? 7. More Information NextEra Energy + Dominion Energy 4 4

Option A NextEra Energy and Dominion Energy share similar culture and values 1 Net Promoter Scores Industry’s = + Leading Team ~55-175% Better Culture and Core Values Culture and Core Values 33 Safety Safety First 26 Ethics 19 Do the Right Thing 12 Excellence Committed to Excellence Embrace Change Continuous Improvement Peer DESC DEV FPL One Dominion Energy Treat People with Respect average Ne DoxtEra minion Energ Energ y y + Do + Ne mini xtEra on Energ Energy y 5 5

Today’s Agenda 1. Welcome 2. Common Mission & Values 3. About NextEra Energy 4. About the Combined Company 5. Benefits of the Combination • Employees • Customers • Communities • Shareholders 6. What’s Next? 7. More Information NextEra Energy + Dominion Energy 6 6

NextEra Energy is America’s leading energy infrastructure company Florida Power & Light Company America’s largest electric utility 6 million customer accounts NextEra Energy Resources America’s largest energy infrastructure developer Regulated electric Long-term contracted power and gas transmission generation, storage and customer supply NextEra Energy + Dominion Energy 7

NextEra Energy builds, owns and operates all forms of energy Owner and operator of the largest Operates one of America’s largest electric utility in the U.S. nuclear fleets America’s leading transmission utility Operates one of America’s largest gas- and leading competitive transmission fired generation fleets developer Co-developed the last new multi-state 1 World leader in renewables natural gas pipeline in the U.S. Industry leader in artificial intelligence World leader in energy storage and technology 1. Renewables include wind and solar NextEra Energy + Dominion Energy 8

Today’s Agenda 1. Welcome 2. Common Mission & Values 3. About NextEra Energy 4. About the Combined Company 5. Benefits of the Combination • Employees • Customers • Communities • Shareholders 6. What’s Next? 7. More Information NextEra Energy + Dominion Energy 9 9

# Combining NextEra Energy and Dominion Energy would create America's leading utility business and energy infrastructure company

NEXTera ENERGY[1]

- **~$249 B** market cap[2]
- **~$420 B** enterprise value[2]
- **~10 MM** utility customers
- **49 states**
- **~110 GW** in operations[3]
- **~90–95%** regulated and long-term contracted[4]
- **A-/Baa1/A-** rated[5]
- **~$138 B** regulated rate base[6]
- **~32.6 K** employees[7]

**To reliably and affordably meet America's historic power demand**

## Regulated

- FPL: Florida Power & Light Company
- NextEra Energy Transmission: Electric Transmission
- NextEra Energy Pipeline Services: Gas Transmission
- Dominion Energy: Virginia
- Dominion Energy: North Carolina
- Dominion Energy: South Carolina

## Long-term contracted generation and storage[8]

- NextEra Energy Resources: NextEra Energy Resources
- Dominion Energy: Contracted Energy

1. Represents the new combined company which would operate under the NextEra Energy name and trade under the ticker symbol NEE
2. Combined NextEra Energy and Dominion Energy metrics are as of May 15, 2026
3. Florida Power & Light, NextEra Energy Resources and Dominion Energy portfolio as of December 31, 2025; includes NextEra Energy and Dominion's ownership share of partially owned assets
4. Pro forma NextEra Energy expected to have 80% regulated and ~90–95% regulated and long-term contracted business mix under credit rating agency methodology
5. Pro forma NextEra Energy expected to maintain its current credit rating
6. As of December 31, 2025; includes regulated and invested capital at NextEra Energy and Dominion Energy, including electric and gas transmission
7. As of December 31, 2025
8. Includes Customer Supply at NextEra Energy Resources and Dominion Energy's Contracted Energy assets including Millstone

NextEra Energy + Dominion Energy | 10

# The combination would create the number one utility company in nearly every category

NEXTera ENERGY + Dominion Energy

## Regulated utilities in four high growth states


Richmond, Virginia
Dual Headquarters
Cayce, South Carolina
Operational Headquarters
Juno Beach, Florida
Dual Headquarters

**The combined company expects ~11% regulatory capital employed growth[1]**

## A leader in nearly every category

| | |
|---|---|
| Total generation | No. 1 |
| Renewables generation | No. 1 |
| Gas generation | No. 1 |
| Nuclear generation | No. 2 |
| Battery storage | No. 1 |
| Generation built | No. 1 |
| Annual CapEx | No. 1 |
| Rate base | No. 1 |
| Market capitalization[2] | No. 1 |

1. From 2025–2032; includes Dominion Energy, Florida Power & Light and NextEra Energy electric and gas transmission regulatory capital employed and invested capital
2. Source: FactSet, data as of May 15, 2026, compared vs S&P500 utilities index

NextEra Energy + Dominion Energy | 11

# The combined company would serve four of America's fastest growing states with total annual GDP of ~$4.0 T[1]



### Virginia

- **2x** growth in electricity sales vs. nat'l avg.[2]
- **#1** global market for data center capacity[3]
- **Top 5** states for business[4]



### North Carolina

- **2x** population growth vs. nat'l avg. last three years[5]
- **3x** population growth vs. nat'l avg. next three years[5]
- **20% higher** GDP growth vs. nat'l avg. last three years



### South Carolina

- **2x** population growth vs. nat'l avg. last three years[5]
- **4x** population growth vs. nat'l avg. next three years[5]
- **40% higher** GDP growth vs. nat'l avg. last three years



### Florida

- **$1.8 T** GDP[4] - 15th largest economy in the world
- **#1** income migration[6]
- **Top 3** states for business[4]

**The combined company's scale and expertise in providing reliable and affordable power would support economic development in each of the four states**

1. Source: Bureau of Economic Analysis
2. EIA 2021–2024
3. Cushman and Wakefield Americas Data Center Update H2 2025
4. CNBC's "Top States for Business" 2021–2025
5. S&P Global as of April 15, 2026
6. Florida Chamber of Commerce

NextEra Energy + Dominion Energy | 12

Today’s Agenda 1. Welcome 2. Common Mission & Values 3. About NextEra Energy 4. About the Combined Company 5. Benefits of the Combination • Employees • Customers • Communities • Shareholders 6. What’s Next? 7. More Information NextEra Energy + Dominion Energy 13 13

The combined company will be committed to + our employees, customers, communities and shareholders Committed to our most valuable resource – our employees • Combination two world-class teams with 200+ years of service • Combination will unleash growth • Merger of equals to best accommodate growth across combined footprint • Dual headquarters in Juno Beach & Richmond, and operational headquarters in Cayce • Utility names remain the same • Maintain local leadership, along with cross enterprise opportunities at a growing company ⎻ Blue to oversee all NextEra Energy and Dominion Energy utilities ⎻ Baine to lead legacy Dominion Energy utilities ⎻ Kissam to lead Dominion Energy South Carolina ⎻ Bores will continue leading Florida Power & Light • Enhanced career opportunities • Strong union relationships • Job protection for at least 18 months post-close • Pay and benefits protection for at least 24 months post-close NextEra Energy + Dominion Energy 14

The combined company would have dual headquarters, maintain strong local leadership and provide enhanced career opportunities Award-Winning Teams Dual Headquarters Career Opportunities Richmond, Virginia Dominion VA/NC and Dual Headquarters Dominion SC maintain Fortune World’s Most strong local Admired Companies leadership 18 times in the Cross-enterprise last 20 years opportunities Cayce, South Carolina Operational Headquarters Time Magazine’s Most Influential Companies Titans Category Growing company Juno Beach, Florida Dual Headquarters NextEra Energy + Dominion Energy 15

The combined company will be committed to our employees, customers, communities and + shareholders Providing exceptional service to our customers • $2.25 billion in proposed bill credits across all customer classes in Virginia, North Carolina and South Carolina over two years • Buy, build, operate and finance more efficiently, which, over time, is expected to provide further benefits ⎻ Upgraded credit profile and increased financial resiliency benefit customers • Top-tier customer service scores • Leadership continuity NextEra Energy + Dominion Energy 1

$2.25 billion

total bill credits proposed for Dominion Energy customers[1]

~79% Virginia

~17% South Carolina

~3% North Carolina

# NextEra Energy and Dominion Energy put customers first

- Low rates
- High reliability
- All forms of energy solutions
- Outstanding customer service
- Large load pays their fair share
- Committed to the communities we serve

1. Paid over 24 months post close

NextEra Energy + Dominion Energy | 17

Power demand is expected to grow six times faster over the next 20 years 1,2,3 U.S. Electricity Demand To serve customers Thousand TWh +60% affordably and reliably, a ~6x increase in company must be able to: growth rate 6.9 6.4 Buy More Efficiently 5.8 5.1 Build More Efficiently +10% 4.3 4.0 3.9 4.0 3.9 Finance More Efficiently Operate More Efficiently 2005A 2010A 2015A 2020A 2025E 2030E 2035E 2040E 2045E Historical electricity demand Incremental demand to 2025 1. Source: ISO/RTO Forecasts, NERC ES&D, Utility IRPs, ICF 2. Historical demand represents data from NERC ES&D from 2000 to 2023, 2024 represents forecast from NERC ES&D 3. Q1 2025 represents ICF’s demand for 2025; Q4 2025 represents ICF’s demand projects from 2030–2045 NextEra Energy + Dominion Energy 18

Our combined ability to buy, build, finance and operate more efficiently is expected to drive customer benefits Together, we expect to lead across New Generation and Storage all forms of energy GW ~115–150+ 10 + 4 11 16 77–108 World leader in storage World leader in renewables U.S. leader in gas-fired generation NextEra Energy FPL Dominion Energy VA Storage Incremental Data Total Potential 2 Resources 2026–2032 VA/NC & SC IRPs Mandate Center Build 4 1 3 5 2026–2032 2026–2032 through 2030 Opportunity nd 2 largest nuclear fleet in U.S. Combined, we see the need and opportunity to develop 115+ GW of new generation over the next decade 1. NextEra Energy Resources development expectations 2. FPL 2026 TYSP through 2032 3. Dominion SC IRP of 0.2 GW, Dominion Energy VA/NC IRP of 4.8 GW + 5.8 GW of under construction/development; subject to regulatory approval 4. VA storage mandate of 4 GW by 2030 less 0.4 GW in plan/IRP; subject to regulatory approval 5. Includes 8 GW at FPL less 1.9 GW from TYSP through 2032; Dominion Energy ESA of 10.4 GW as of March 31, 2026, less ~6 GW coincident demand in forecast through 2032; “+” represents additional data center opportunities materializing from the 130+ GW data center opportunity NextEra Energy + Dominion Energy 19

The combination delivers exceptional customer + value + 1 Net Promoter Scores ~55-175% Better 33 26 19 12 Peer average DESC DEV FPL 1. Source: Bain NPS Prism US Utilities (Q4 2025 rolling 12); FPL and Dominion Energy companies removed from peer average NextEra Energy + Dominion Energy 20

The combined company will be committed to + our employees, customers, communities and shareholders Fostering growth in our communities • Increased charitable giving by ~$10 million per year for five years shared among Virginia, North Carolina, and South Carolina • Complementary focus on employee volunteerism and community engagement • Continue helping low-income customers and families in hardship keep the lights on • Affordable, reliable power drives economic development in our communities NextEra Energy + Dominion Energy 21

The combined company will be committed to + our employees, customers, communities and shareholders Delivering increased value on all key metrics • All-stock combination ⎻ Dominion Energy shareholders receive 0.8138 shares of NextEra Energy stock per share of Dominion Energy common stock ⎻ An attractive implied premium to Dominion Energy’s current share price • Payment of $360 million (which is taxable and is distributed equally across all Dominion Energy shares) to Dominion Energy shareholders at transaction close ⎻ Dominion Energy shareholders will continue to receive quarterly dividends until close, subject to declaration and determination by Dominion Energy’s Board of Directors NextEra Energy + Dominion Energy 22

We believe the combined company would remain well positioned to drive strong adjusted earnings per share growth 1 Pro Forma Financial Expectations Adjusted Earnings Per Share Expectations 2025–2035E Expect 9%+ CAGR through 2032 off 2025 9%+ Long-term 2 adjusted EPS 2 Target 9%+ Long-term 2 Expectations Targeting 9%+ CAGR through 2035 off 2025 2 adjusted EPS $3.92–$4.02 $3.71 3 Operating Cash Flow growth expected to be at or above adjusted EPS growth rate range 6% per year dividend growth policy from year- 2025 2026E 2027E 2028E 2032E 2035E 4 end 2026 through 2028 1. Subject to our caveats; reaffirming NextEra Energy stand-alone financial expectations; revised expectations assume transaction closing in 12-18 months and exclusion of bill credits from adjusted EPS 2. 2025 adjusted EPS of $3.71 3. 2025 pro forma base of $17.9 B 4. Off a 2026E base; dividend declarations are subject to the discretion of the board of directors of NextEra Energy; excludes a one-time cash payment of $360 MM to Dominion Energy shareholders at closing to compensate for the change in dividend policy NextEra Energy + Dominion Energy 23

# The combined company is expected to be a leader across key industry metrics and well positioned for attractive growth

| | |
|---|---|
| ~$249 B | Market Capitalization[1] |
| $138 B | 2025A Rate Base[2] |
| 9%+ | Adj. EPS Target Growth Rate |
| 11.6+% | Target TSR[3] |
| $59 B | Avg. Annual CapEx[4] |
| 110 GW | Generation Capacity |
| 11% | Regulatory capital employed growth[5] |
| 130+ GW | Large Load Pipeline[6] |

1. Market data as of May 15, 2026
2. As of December 31, 2025; includes regulated and invested capital at NextEra Energy and Dominion Energy, including electric and gas transmission
3. Pro forma long-term adjusted EPS growth target plus NextEra Energy current dividend yield
4. Pro forma average annual CapEx 2027E–2032E
5. From 2025–2032E; includes Dominion Energy, Florida Power & Light and NextEra Energy electric and gas transmission regulatory capital employed and invested capital
6. Represents contracted load progressing through formal interconnection and service authorization milestones at Dominion Energy; hub pipeline at NextEra Energy Resources and customer interest from large load customers at Florida Power & Light

NextEra Energy + Dominion Energy | 24

Today’s Agenda 1. Welcome 2. Common Mission & Values 3. About NextEra Energy 4. About the Combined Company 5. Benefits of the Combination • Employees • Customers • Communities • Shareholders 6. What’s Next? 7. More Information NextEra Energy + Dominion Energy 25 25

What’s next? Remain focused on Dominion Energy’s critical mission, our core values, and our commitment to customers State, federal and shareholder approvals needed prior to close We are committed to updating you regularly through videos, emails and employee meetings 1. Renewables include wind and solar NextEra Energy + Dominion Energy 26

# Subject to regulatory approvals, we expect the merger to close in 12-18 months

| Q2 2026 | Q3 2026 | Q4 2026 | Q1 2027 | Q2 2027 | Q3 2027 | Q4 2027 |
|---|---|---|---|---|---|---|
| Transaction Announcement | **Federal regulatory applications / regulatory approval process[1]:** FERC, NRC, HSR | | | | | |
| | **State regulatory applications / regulatory approval process[1]:** NCUC, PSCSC, VSCC | | | | | |
| | **File Form S-4/Joint Proxy Statement** | | | | | |
| | | | **NEE and D Shareholder Meetings** | | | |
| | | | **Receive required approvals** | | | |
| | | | | **Close merger** | | |

1. Federal Energy Regulatory Commission (FERC); Nuclear Regulatory Commission (NRC); Hart-Scott-Rodino Anti-Trust Act (HSR); North Carolina Utilities Commission (NCUC); Public Service Commission of South Carolina (PSCSC); Virginia State Corporation Commission (VSCC)

NextEra Energy + Dominion Energy | 27

Today’s Agenda 1. Welcome 2. Common Mission & Values 3. About NextEra Energy 4. About the Combined Company 5. Benefits of the Combination • Employees • Customers • Communities • Shareholders 6. What’s Next? 7. More Information NextEra Energy + Dominion Energy 28 28

More information Employee Web Portal on DomNet Email your questions to employeeinfo@dominionenergy.com 1. Renewables include wind and solar NextEra Energy + Dominion Energy 29

Richmond, VA Jupiter, FL Miami, FL + Charleston, SC Outer Banks, NC

Definitional information NextEra Energy, Inc. Adjusted Earnings Expectations (including subsidiaries as applicable) This presentation refers to adjusted earnings per share expectations. NextEra Energy does not provide a quantitative reconciliation of forward-looking adjusted earnings per share to earnings per share, the most directly comparable GAAP financial measure, because certain information needed to reconcile these measures is not available without unreasonable efforts due to the inherent difficulty in forecasting and quantifying these measures. These items include, but are not limited to, the effects of non-qualifying hedges and unrealized gains and losses on equity securities held in NextEra Energy Resources, LLC's nuclear decommissioning funds and other than temporary impairments. These items could significantly impact GAAP earnings per share. Adjusted earnings expectations and other forward-looking statements assume, among other things: normal weather and operating conditions; positive macroeconomic conditions in the U.S. and Florida; supportive commodity markets; current forward curves; public policy support for wind, solar and storage development and construction; market demand for generation development and capacity needs; market demand and policy support for transmission development and expansion; market demand for pipeline capacity; access to capital at reasonable cost and terms; rate case outcomes consistent with historical; no adverse litigation decisions; and no changes to governmental policies or incentives. NextEra Energy + Dominion Energy 31

Cautionary Information No offer or solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transactions and Where to Find It In connection with the proposed transactions, NextEra Energy intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy will be available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy will be available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438. NextEra Energy + Dominion Energy 32

Cautionary Information (continued) Participants in the Solicitation NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management,” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers,” (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees, “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers,” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the sources indicated above. NextEra Energy + Dominion Energy 33

Transcript of Employee Meeting

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

Thanks everyone. We’ve announced a combination with NextEra Energy. We’re lucky to be joined this morning by a few folks from NextEra. John Ketchum is their chair and CEO. You’ll be hearing from John in a minute. Nicole Daggs is somewhere. Oh, there she is, right there. Right up front. Nicole Daggs want to stand up if you would, Nicole? Nicole is Executive Vice President of HR and some part of Carlos’s job. She does it all.

And then Christopher Chapel, Christopher, if you would. Christopher, Senior Vice President, marketing, communications and policy kind of thing. And I apologize if I’ve got that a little bit off, but that’s kind of like Bill Murray’s job is the way I’ve described it.

So we’ve announced this combination and I know that this generates a lot of anxiety among people, but it also provides a lot of exciting opportunities. And so what I hope over the course of the next few minutes that you’ll be able to, we’ll have a chance to address some of that anxiety. We won’t resolve it, I recognize that. But a chance for you to hear a little bit about what this combination is going to look like and then what these incredible opportunities are for our company and for all the people in this room and throughout Dominion Energy.

This is a very exciting opportunity for us. Simply put, this is going to create the largest electric utility in the country, as you’ll hear from John. This is going to create the third largest energy company in the United States, behind only Exxon and just a little bit behind Chevron. With that comes with great opportunities for us to serve our customers.

And for all of us who work at this great company to be able to take advantage of new opportunities across frankly the entire country because as you’ll learn from John, NextEra currently operates in every state other than Alaska. So that’s where we’re starting. Let’s you all are familiar with this.

It’s in a slightly different font than usual, but I will say today’s presentation includes references to GAAP financial measures. You should refer to the information and the slides accompanying the presentation for additional information and reconciliations of GAAP to the closest non-GAAP financial measure.

So as I said, largest utility company, the leading energy infrastructure company in the country, something that we all know well and an opportunity to do it on an even larger scale. So over the next hour or so, we’ll talk about what made this possible, how we got to this point.

We expect that it will take 12 to 18 months for this combination to close. So we’re all going to need to maintain focus on the jobs that we do today while we’re moving through the closing and then we’ll take some questions.

We start all of our conversations at this company with our values. We’re a values driven company. We don’t just say it, we live it. As you all know, safety, ethics, excellence 1, Dominion Energy and embrace change. And I’m happy to report that the values at NextEra, not that they just say, but the values that they live match up very nicely with Dominion Energy’s core values.

And I’ve had an opportunity to get to know John very well over the last few months. Our teams have gotten a chance at the senior level to know each other very well over the last few months. And we can all attest to the fact that this is not just something that NextEra writes on a piece of paper. This is what they do. And I am quite confident that they have learned about us that this is not just something that we write on a piece of paper. This is the way we live our lives every day, and This is why we succeed, and This is why this combined company is going to succeed.

So I’m going to turn it over to John to talk for a few minutes about NextEra. Then I’ll talk for a few more minutes about the combination. You’ll hear again from John and then we’ll take some questions. So John, over to you.

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Bob, thank you very much. I cannot tell you all how happy I am to be here and I want to pick up with what you know what Bob just said before I talk about NextEra Energy. We are a value based company and, and one of the number one things that I always tell my team is always have your priorities straight.

For me and life, it is about my family. I put my family first and everything I do and I expect the same for my team. That’s how we live our life. That’s how I expect you to set your priorities, you know, as we go about things together, because if we don’t have those priorities, right, it’s really hard, you know, to accomplish anything together, you know, at work.

And I know Bob is the same and one of the one of the things that really attracted me to this opportunity is my relationship with Bob. Bob and I, you know, got to get got to know each other pretty well, you know, a few years ago. I mean, he is just such a stand up individual. Just going through your values, the ethics, the approach to business, it’s such a great match in alignment with what we do. And one of the things that I really want to emphasize and I cannot overemphasize when I talk about NextEra is growth. We have so many opportunities at this company and I’m talking about this combined company and the growth is just exponential.

Just let me give you a couple of numbers. One, when we put these two companies together, 110GW, by 2032 238GW. We will be doubling the size of this company. We are going to need every single one of you to make that happen. We cannot afford to lose our people. We cannot afford to lose our talent. Okay, so while we have employee protections in the transaction that I’m sure you saw those by a raise of hand that saw the earnings or not.

The announcement, the announcement call this morning, there’s 18 months of employee protection, you know in there, it’ll take 18 months to approve the deal. There’s 18 months of employee protection in the overall transaction and then benefits protected for 24 months. But we’re a growing company.

And so what you really all should be focused on and thinking about is the fact that we are growing across America. We’re going to double the size of this business. We need our people, we need our team, we need the talent that is in this room.

And you know, when I think about Dominion, I’ve been in this business for almost 24 years at NextEra, four years predecessor before that. So call it close to 30 years. But Dominion has always stood, you know, above the rest in terms of really having an outstanding reputation for excellence, which in the and it starts always just like that NextEra with people. Right. I mean, in this business, you can’t be successful without having a very, very talented team. And so the success at this company has had is a testament to all of you. I always say to my team, our greatest asset as NextEra is our people.

And I have no doubt that Bob shares that same philosophy. He’s told me over and over again, you know how important the team is. And so when I think about putting family first, my family includes my team and it’ll will include all of you. And that’s the approach that we take, we take to our business.

Let me tell you a little bit about NextEra. Some of you, some of you may know, we, you know, we have two main businesses. One is Florida Power and Light Company, which is the largest rate regulated utility in the United States. We serve most of the state of Florida. And we’ve been, you know, Florida’s been growing, you know, just like Virginia, North Carolina, South Carolina, which is one of the great things about this, this combination. But just Florida on its own.

So the 15th largest economy in the free world, if it were, you know, a standalone country. And so we just have had major, major investment opportunity. And so we know we’ve had a lot of experience in investing capital, but do it in a way where we can, you know, keep bills flat.

We just signed a settlement agreement in Florida good for four years, about 2%, you know increase in the bill through at the end of the decade. So we’re laser focused on cost and delivering for customers as I know Dominion is and your numbers, Bob and team aren’t, you know aren’t too far off from where ours are, which makes the combination terrific.

So that that’s Florida Power and Light. And then we have a second business called Energy Resources. And just think I call Energy Resources the outside of Florida business. As Bob said we are in 7 and 49 states, we’re not in Alaska. So if any of you have any idea on how we could get in Alaska as we move forward, please bring forward those suggestions. I’ve challenged Senator Murkowski. I’m like, come on, You got to be able to figure out a way for us to get into Alaska. But we will figure that out and we’ll be able to confidently say we’re on all 50 states.

But we have been involved across America for almost a couple of decades, right? And in building everything from wind and solar, we’re the world’s leader, you know in renewables, we’re the world’s leader in battery storage.

We have largest gas fleet in United States in in Florida. Actually I think we’re kind of neck and neck with Calpine out or with Constellation after their acquisition of Calpine. And we have a nuclear generation fleet that’s about the same size as Dominion. So when we put both of those together, we’re going to have the second largest nuclear fleet in the US, We have a leading competitive transmission business.

We built the last long haul gas pipeline in this country. So we’ve been able to have a nice balance between the rate regulated utility in Florida Power and Light and the unregulated business that has worked you know really well for us and we have all kinds of growth opportunities as we think about the future. And one of the things that Bob and I’ve talked a lot about is what’s great about this combination.

And I’ll talk more about the dual headquarters, but also it’s going to be the opportunity for folks to think about their career very, very broadly. I know Dominion when you think about career opportunities is a lot like us. And my own career is a testament. I came in to NextEra back in 2002, as you know, just kind of a line lawyer, you know, in in the company and I moved myself up. I had 12 different jobs along the way because our philosophy is, and I tell every new recruit this, I say, if you want a job, NextEra is a terrible place to work. If you want a career, this is a place to come, right.

And I know Dominion has that same philosophy because what we like to do is we like to take our great team, develop them, challenge them, move them around the organization.

And so one of the great things about this combination is the chance to do that because there’s so many good people at Dominion just like there are at NextEra and just so many opportunities as I as I think about the future and power demand is skyrocketing. You guys all saw the slide probably this morning. I mean, it’s a sixfold increase over the next 20 years. There’s no company in America better positioned than this combined business to be able to tackle all of those opportunities. There’s no builder out there.

Like you know what I constantly remind stakeholders, whether I’m in Washington or working with states or working with investors is just think about it. There’s no company out there that’s actually getting things built across the US. Lot of companies that trade around assets, like a lot of the IPPs, I won’t list them, but that’s what they do. They don’t build new things. They just trade around the existing assets.

A lot of that’s happening in PJM and we’re different. We’re deploying our balance sheet to make things happen to really drive American energy dominance in this, in this country. And I’ll give you one more stat. If you look at the last decade, last ten years, the fifth largest investor of capital in the United States has been NextEra in any sector, any sector. That’s what I’m talking about when I talk about real growth.

You combine that together with Dominion Energy, Oh my gosh, you have a $420 billion enterprise value company that is going to have growth throughout the United States, creating career opportunities for all of you. So that’s, that’s who we are.

Again, you know, we put customers first just like Dominion does. And our greatest asset is our people.

We could never achieve what we’ve achieved today without the talent that we have in our team. And I’m so excited to get to know all of you and the, and the talent that is in this room because I know it’s immense. I’ve covered a lot of these things.

I mean, you know, when you put these two companies together, I mean, we’re #1 in just about, you know, every part of the energy business, I mean, we’re number one in renewables, we’re number one in storage, we’re number one in gas, we’re #2 in nuclear, we’re number one in competitive transmission.

We’re growing a gas pipeline business. So like when we think about helping large load outside of even our four states of Virginia, South Carolina, North Carolina and FPL, we’re working on major data center hubs.

I’ll give you guys an example. Like in Texas right now, we’re working on a six GW facility just outside of Dallas. But it combines every one of these technologies, right? I mean, it’s going to have a combination of gas fire generation. We may have to build gas pipeline to get the gas to where it needs to be. We might start behind the meter. We’ll build transmission to get the front of the meter may we may have to lean on our retail energy business based out of Houston, you know to get that done. We may green up some of that gas supply with renewables as well. But we are just in an unusual position because we can combine all these technologies together to come up with the right answer, you know for the customer, which is which is super exciting.

And with that, Bob, turn it back over to you.

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

Thanks, John. Did I turn that back on? Yes.

John was so excited about the combination. He talked about a lot of the stuff that’s on the slides that I got coming forward, which is fine. That way I’ll be able to move. I’ll be able to move through it quickly.

But in the in the spirit of saying things ahead of time, I meant to start this presentation by saying I am sorry to you that some of you read about the possibility of this in the newspaper over the weekend rather than hearing it from us directly. Some banker or bankers decided it would be in their interest, for reasons that I cannot explain, to tell some newspaper reporters in advance. That’s very disappointing. I’m highly confident that that was not anyone on the NextEra team or anyone on the Dominion team because we wanted the opportunity to tell you ourselves. So I apologize to you for that.

But this is going to be a very exciting combination. John already mentioned you’re taking the leading developer in so many categories in NextEra as well as a company that operates a fabulous utility in Florida and combining it with the fabulous utilities that we have and the outstanding team that we have at Millstone and creating this incredible platform. It’s 238 years of combined experience in this business, I think which is unmatched. And so we’ll be in an in an industry leading position as we move forward.

John mentioned, I think all of these things here, but the fundamental driver of this is that there is more that we can do together than we can each do individually. Each of these companies has an outstanding individual plan, an outstanding individual approach, an outstanding individual opportunity to grow and serve our customers. But when you put it together, as John said on the earnings call, and I almost never agree with this, I’m no math genius. But he said this is one instance where one plus one actually equals three. And he’s right.

This really is a combination of two platforms where the whole will be greater than the sum of the parts individually. So we’re going to have a company that’s going to grow at 9% plus earnings growth. John already mentioned the statistics related to generation growth. So they’re going to be opportunities all across the scale at this combined company going forward.

John mentioned the size of Florida, but think about this. This combined company is going to serve an area representing GDP total of $4 trillion. That would be top five in the world if that were a country. And that’s what this company would be serving, going forward.

And you know sort of the story in the states where we do business, Virginia, data center, capital of the world sales growing faster than virtually any other place in the United States. South Carolina, one of the fastest population growth states in the country. North Carolina in the same boat, all very pro-business states.

And then we get to join up with Florida, a state that is probusiness, common sense energy regulation and has been growing and continues to grow incredibly fast. 10 million customers as part of this regulated combination, which is tremendous. Now scale is, is good, but not just for the sake of scale.

And so John’s going to walk you through why this is a great combination, not just because we’re bigger, but because we’re bigger and better as a result. So I’ll turn it back to John.

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

The A/V folks are always on top of me about, about this. Nobody’s perfect, I always say. I always say, I make probably at least 10 mistakes a day, right? And I learned from all of the, all of those different things.

But listen, this combination is going to be great for employees. It’s going to be great for customers, it’s great, it’s going to be great for the communities we serve. It’s going to be great, you know, for shareholders. But as I said before, we are committed to our greatest assets and that’s all of you. We cannot get it done without our team flat out.

And the way you, the way I would encourage everybody to think about this, we don’t have any overlap in our operating territories, 0 right. This is a combination of addition, not of subtraction. We need our people, we need our teams. That’s part of the reason we have the, you know, the retention commitments in there for the 18-month period is to make sure that we keep our people because we are growing so substantially. It’s going to be really important that we keep our team in place because of that lack of overlap.

And, you know, I think about the way, you know, Bob and I have tried to be really thoughtful about the way we have structured this in order to achieve that, you know #1 dual headquarters. So we’re going to have a significant presence in in Richmond, VA and in Juno Beach, right? We’re going to have dual headquarters and then we’re going to retain our operating headquarters in Cayce, SC. That’s going to be super important because when we think about serving the customers that we serve every day, we want them to see the names and the people that they deal with every single day. The folks that they trust that have been getting it done day in and day out. The names on the bucket trucks aren’t going to change. The names on the T-shirts aren’t going to change. It’s going to be Dominion Energy, you know, in all of those communities. That’s going to be extremely important because we don’t want to change an operating platform that’s been so successful for this company. It’s really, really important that the operations remain local, right.

And I think if you look at the way we have structured this transaction, that’s exactly what you have. There’s continuity in leadership and in management yeah, not only with Bob continuing as CEO and president of all the rate regulated utilities, you know, including Dominion, Virginia, Dominion South Carolina, Florida Power and Light. We’ve got, you know, Ed here too and Keller, you know, remain, you know, continuing in their very, very important roles that they’ve done so, so successfully.

Scott Bores just took over Florida Power and Light and maintaining that local leadership and that operation is going to be super, super important as we think about the future. And you know, we’re a company, both of us, you know, the combined company that really values our unions.

We cannot get it done without our union participation and performance, their core to what we do. And we are strong believers and making sure that we do right by our unions. And we’re going to make sure that we also have very competitive pay and compensation benefit packages for all of our people because we want to retain all of you. And we want to make sure that you know we continue to have the best team in this industry bar none as we execute on the future. And if we do that right, you know, we should continue to be able to create terrific career opportunities for all of you. And when you have a really well functioning team that works together, you get great results out of that.

I’ll direct you to the far right here. I mean, you know, 18 out of the last 20 years, Fortune most admired in in this sector, just recognized by Time magazine as one of the most influential companies in the world, top 20, you know, Titan in that industry with some or in that list with some with some pretty well known household names. But this combined company is going to get the job done and we have an amazing responsibility in front of us.

You know, if you think about what this country has to achieve over the next 10 to 20 years, we have got to get power generation online faster, quicker, more affordably and reliably than ever. It’s a national, it’s turned into a national security issue and it’s a threat to our overall economy if we don’t perform right because other countries will figure it out. China, India, Russia, as a just some examples. We have got to get this done. It’s an amazing responsibility that all of us have on our shoulders. And this country needs a leader. This country needs a leader to drive that home. And this team and this combined company is going to be that leader. And we have an amazing opportunity to change the world and to change America. And I couldn’t be more excited about that.

We also have a real opportunity with our customers. So when you think about this, we put our customers first just like you do every single day we wake up and go to sleep thinking about our customers. And we wanted to make sure that we got out of the gate in the right way here. And the right thing to do is to offer customers bill credits. We’re offering two and a quarter billion dollars of bill credits for Virginia, for North Carolina and for South Carolina it’ll be spread evenly over the next couple of years. But it doesn’t stop there.

When you talk about putting together a company like this with this type of scale and with this operating platform over the long term, we should be able to continue to drive affordability well beyond those bill credits that we could that we are offering upfront, which is one of the really exciting unlocks that this combination brings.

And both companies too have, you know, net performer scores that are, you know, just absolutely outstanding, you know, best in class in the industry, which just shows the commitment to the customer, you know, because when you get that Net Promoter score, you know, you’re asked one question. Would you recommend Dominion energy right to your neighbor? Would you recommend NextEra Energy to yours?

I mean, that’s one simple question, But if you haven’t done things right, the answer to that question is going to be going to be no. So it just shows what a great job both companies are doing. The principles are the same between both of us.

Again, when you put customers first, you got to have low bills out, you know, high reliability, outstanding customer service and you have to also make sure that every customer is paying their own fair share when it comes to large load. I know we all share a joint philosophy that no way are we going to let our general customers, body of customers pay for large load. And so like in Florida, we have a large load tariff to make sure that doesn’t happen. We just had a statute that was passed that basically follows a lot of what Florida power and light put in place. I know we have the same, you know, in, Virginia, you know, as well. It’s super important that large load pays their own share.

We’re also very committed to, to the communities we serve. Let me, let me just say a couple things there. I mean, one, volunteerism. Both companies are just terrific at giving back to the communities. I think jointly we’re giving back about 173,000 hours a year. You guys have us beat, so that’ll create a healthy, healthy competition. We got to step up our game in Florida. You guys are doing an outstanding job, but we’ve got to continue to get back to the communities. Both companies believe strongly in that.

We have our own foundation. I know you guys do too. We really believe in giving to our giving back to our communities and helping them in times of need. We’re going to step that up by about $10 million a year over the next over the next five years and we really believe in low income assistance.

We want to make sure the folks that are struggling and having, you know, difficult times as they as they work through life’s obstacles, you know, have that backing and that’s something that we are going to continue to champion together.

This is, you know, I really already covered this. Again, power demand is at an all time high, which creates that giant responsibility that we have as a combined company to get things done with the joint skill sets that we share across both businesses. But to do it, we’ve really got to focus on those scale opportunities by buying, building, operating and financing more efficiently, which will really help affordability for our customers.

And the opportunity, you know, is, is enormous when you think about the total, you know, build potential, you know, over the next several years being 115 to 150 gigawatts going to be really, really important that we leverage those scale benefits to maintain affordability going forward. And combine these two best in class organizations to provide the customer with the right energy solution at the right price at the right time, the right location.

And you know, this, this combination you know delivers, you know, just outstanding, you know, customer value.

This is that Net Promoter score that I was talking about earlier. You can see how well you know, we are doing as a combined business against the peer average. You know, it just shows that we put customers first and that, you know, by, you know, every single day we’re, when we go out in the field and we’re executing, we have the customer in mind, because we have a great duty and a great duty of public service to our customers to make sure that we are providing them with the best value proposition and fostering growth in the communities.

You know, I covered a lot of this with the, with the, with the $10 million of additional support, the volunteer hours. But you know, again, when we do our job, we make our community stronger. I could think of no better instance during periods of storm, you know, we’re battle tested every year with hurricanes. You guys are battle tested every year with hurricanes, winter weather, you know, we have to continue to come together to really derive reliability and resiliency, you know, across our grid.

And there’s just some great things that you guys have done here at Dominion, some great things we’ve done at FPL. The opportunity to combine those best practices is really encouraging as we think about the future and you know, delivering on all of our key, key metrics.

We’re committed to our employees, to our communities, our customers and our shareholders. You know when I think about the opportunity set here, I think it’s enormous for shareholders as well. You know, the transaction structure, I think as you guys all heard, roughly 75.5% of the of the combined entity would be owned by or 74.5 by NextEra shareholders, 25.5 by Dominion. That doesn’t matter. I don’t like the percentages. If we’re one company, we’re one team getting it done every single day.

We’re all going to be wearing the same jersey with the same names and you know, we are going to go into battle together every single day. We’re going to win together. We’re going to lose together.

You know, you don’t always win. You know, some of the greatest lessons I’ve learned in my life for when things don’t go well. You learn more from those. You learn ten, twenty times more than when things do go well. But you know, we will have a chance to do most things right. And you know, I look forward to that as I think about the future.

And this combination results in just an outstanding investor value proposition when you, if we can execute and do our job and invest capital where it’s needed to meet this, you know, just generational increase in power demand and do it in an affordable way, shareholders will enjoy the benefits of that as well, which is really, really important. And if I put numbers on this, we’re pretty much number one in every category here when you think about the combined company and in terms of what it can do in terms of driving shareholder value for the future.

So in short I couldn’t be more excited about this combination. I think it brings together two just outstanding teams, 238 years of experience, talent and skills that no company will have. It’s a growing company that’s going to have a ton of career opportunities. And with that, I’m going to turn it over to Bob.

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

Great. Let’s talk about what’s next and then we’ll get to questions and answers.

We expect this transaction to take 12 to 18 months to close. As many of the people in this room are aware, this is something our company has done a few times over the course of the last decade, whether it was with Questar or with SCANA or the divestitures of the Ohio and North Carolina and Utah gas companies.

We work very well at regulatory approvals and we’ve got a great partner for this one. But we’ll need to get approvals in Virginia, in South Carolina, in North Carolina and at the federal level. That’s going to take 12 to 18 months. So what am I asking during that 12-to-18-month period?

Please stay focused on the critical mission that we have. Please stay focused on safety, your own safety and your colleagues safety. We need to operate the company well while we’re in this process and while we’re looking forward to these great new opportunities. Today’s meeting is just a start.

I know folks have questions and you’ll have more questions over time. In the video that we sent out this morning, I listed and it was on the screen a mailbox that you can email questions to if you have them. But we want the opportunity to be able to hear from you. This is just the timeline of approval that that I’ve already discussed. So nothing new here. So you can find out more information there at that EmployeeInfo@DominionEnergy.com. But here’s an opportunity for us to answer questions while we’re in the room. So let’s go ahead and do that.

I think we’ll have some microphones around and then we’ll have an opportunity also for people who are watching virtually. And I have no idea why the lights just went out, but I can assure you it was not because there was unreliable delivery to this building. It was somebody leaning against the light switch. I’m almost certain of that.

OK, here we go. Are there questions? I know there are questions.

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Feel free to ask whatever’s on your mind. I always tell my team no questions off limits. You won’t offend me. Just ask whatever you want.

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

OK, So John, you don’t know Darius Johnson yet, all right. He is an awesome guy who is often the first questioner. He always asks good questions. He also is probably particularly pleased that the logo is not changing because I don’t think I’ve seen Darius in a non-Dominion shirt in a few months. So anyway.

Dominion Energy Employee

That had to be a Saturday, Bob. Darius Johnson, Vice President of Human Resources. My question is in regard to the last slide I saw with which reference the 9% growth rate assumed going forward for the combined company, which is tremendous. The question is, are there any assumed synergies embedded in that growth figure?

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

No, no. So I mean that’s just pure execution on the growth plans that we have at both companies. And so one thing I didn’t talk about when I talked about NextEra Energy and I want to talk about, you know, also all the benefits that Dominion brings here as well is we, we came out with a plan at our December investor conference.

We called it our 12 Ways to Grow and it was, you know, balance between regulated and unregulated opportunities. But in a nutshell, it’s just hitting our capital plan at FPL, hitting large load opportunities at FPL, building out gas pipelines. We’ve had a lot of talent to our gas pipeline business because getting gas there to gas fired generation is really helpful, particularly for a large load where we have a big large load business outside of Florida and we’re actually having a lot of success inside of Florida. And then fourth on the on the regulated side is transmission.

So we have one of the largest competitive transmission businesses in the United States and we have about $8 billion of secured and existing capital investment in that area. We’re trying to grow it to over 20 by 2032. So those are kind of the four pieces of the regulated on the unregulated. We have the renewables, we have the storage, we have our gas fired generation build out, we have our nuclear build out. We have a big customer supply business. We’re the third largest marketer of power in the United States. We’re the third largest marketer of gas in the United States. So we have a big customer supply business. We do a lot of work with co-ops, municipalities, particularly those folks that don’t have the expertise internally to be able to arrange their power, their gas supplies in the winter, particularly up in the Northeast, PJM, Nepool, those areas. That’s what we call our full requirements because all that goes into that customer supply bucket.

And then the things that we’re doing around leveraging technology at the business when we add all that up, you know it, it gets us to a place where we have a lot of growth.

You know when you think about through 2032 and 2035 then when we think about adding all the growth potential that Dominion has, that’s how we get to the 9% plus. I mean Dominion has amazing growth opportunities. I know you guys are at 5 to 7 through 27, but you’re going to be at 8%, you know, in 28. When you think about not only the base IRP for, for Virginia, for South Carolina, for North Carolina, but then you add on top of that all the large load opportunities. I mean there’s just significant amount of capital.

And you think about the balance sheet improvement that comes from this combination with NextEra Energy getting improvement and its downgrade threshold metric, which gives us more capital to be able to invest in all these opportunities. And then Dominion Energy and Dominion Energy of Virginia also getting a one notch upgrade in its credit, freeing up a bunch of balance sheet capacity as well at a lower financing costs for customers. That means we can just build a whole lot more and not impact affordability in Virginia, North Carolina and South Carolina. And when you put those two pieces together, gives us 15 ways to grow.

Dominion Energy Employee

Thanks.

Dominion Energy Employee

We have some questions from online, so I’ll read one of those. Bob and John, how will this affect union workers?

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

All of the existing contracts will be honored. So I think the short answer is union workers will continue to operate exactly the way they have at both of these companies.

John mentioned it in his presentation, NextEra has a great relationship with unions, same thing at Dominion Energy. So no change to the way unions will operate.

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Yeah. And the other important piece of that as well is just no overlap right in operations, no overlap. So you know, we are going to need the union workers fully engaged on both sides.

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

Other questions.

Dominion Energy Employee

So I feel like the message is full steam ahead. Stay focused. Lots of growth opportunity. But just to be clear, I’m going to ask the question directly during the process before approval. Do you anticipate any issues with hiring freezes or the ability to get new positions approved? A lot going on?

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

No, no. Give a very simple answer to that question, Heather. Heather instructed me to give shorter answers. I think you all have heard me say that before. So there you go. Do not expect any change.

Dominion Energy Employee

Hey there.

What about DES 3 in our services organization and any discrepancies there might be between our IT landscape at DE versus NextEra?

Yeah.

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

So first, let me just talk about the services company broadly as part of this new company, the services company, the existing services company at Dominion Energy will report to me in my role as the CEO of regulated utilities at the new company. So that structure… NextEra is structured a little bit differently in terms of its services company. So it makes sense to keep our services company reporting like it is.

As to IT systems, we’ll have a transition period to sort through that because I don’t think today we can tell you exactly where the IT systems line up or don’t line up. These are two relatively large companies that have been in business for a long time, hence the 238 years of combined service, which means I’m confident there are a lot of different IT systems out there that will have to be coordinated.

But you know, I mentioned our experience at working with regulators to get deals approved. Similarly, our company has good experience with integrating systems. I say good experience. There probably some people in the room who would say the experience didn’t feel so good at the time.

But when I say good, it was a good outcome and it was good work by the team because I know these, these kinds of systems integrations can be a challenge.

But we do have just very capable people on both sides who are going to be able to make these systems work together. But the details of that are yet to come.

I don’t know if there’s anything Carlos, you would want to add on that point.

Dominion Energy Employee

I have to say that NextEra is a leader in technology.

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

I’ll, I’ll repeat what Carlos says. Oh, there we go. Give him a mic.

Dominion Energy Employee

NextEra is a leader in technology. We were obviously on a technology transformation journey with chasing them actually. So they’ve been one of the role models we’ve used. So we’re kind of migrating in that space.

But also because you’re going to have the Dominion energy utilities operating as is kind of as usual, the need to integrate as aggressively won’t be there except where their opportunities optimize.

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

Anything you want to add on that John?

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

No, I think you covered it perfectly. And you know, with the integration of technologies, I just think it’ll take time.

You know, when I think about NextEra, you know, going back over 100 year history, everyone are operating business units. They love to design their own technology and their own little software tools. So one of the things we’ve been going through is trying to, you know, figure out how to get those, you know, put together better and a little bit more efficiently because we have some legacy systems that go back decades.

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

Yes, we’re familiar with that. We’re familiar with that.

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

So we’re all working on it, OK. We’re all working on it.

Dominion Energy Employee

Greg Workman, fuel management. So a few of us are interacting with NextEra Energy resources in the gas, probably some things going on in the electric side as well. I haven’t seen any guidance yet, but starting now, should we just get with lawyers? How do we…

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

That’s a great question. We need to get you guidance, Greg. So we will make sure that happens rapidly.

Where’s Jim Stuckey? And there you go, Jim, you’re on it, right. OK, good.

There are I’m sure rules of the road that we need to make sure that we follow here and we’ll get that to you. And I’m sure the same thing will happen on the NextEra side.

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Absolutely.

Dominion Energy Employee

Good morning, Elliot Reid from Solar Construction. Something that probably affects everybody in the room now is we all pay a light bill, All right. So how is this going to affect our customers in the future? And what you know as, as you know, it’s kind of hitting the news now. So we’re going to get a lot of questions as employees of Dominion. So what is it that we can kind of tell, excuse me, we can kind of tell our customers to kind of give them a sense of ease to say, hey, everything’s going to be all right, your bill is still going to be the same or is it going to be the same?

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

Yeah. So that’s a, that’s a great question. And there’s a short term and a long-term answer to that question. The short-term answer is customers in Virginia as a result of this transaction will get received $1.8 billion in rate credits right over a two year for a typical residential customer in Virginia, North Carolina and South Carolina because they’re the total amount for all three states is $2.25 billion.

But for a typical residential customer that comes up to $10 a month credit on their bill for a two year period. So basically $250 bill reduction, which I think is very valuable for our customers, $10 a month is a very meaningful reduction. But beyond that, as John discussed in the presentation, as we talked about on the call with investors, this bigger platform is going to allow us to buy more efficiently. It’s going to allow us to build more efficiently, it’s going to allow us to finance more efficiently. So when we buy more efficiently, that means that people that we have a much larger combined supply chain, we’re going to be able to negotiate better deals on behalf of our customers.

As you know, a lot of what’s driving bill pressure in Virginia right now is that the stuff we buy is more expensive. Transformers are more expensive, conductor is more expensive, gas turbines are more expensive. Having a combined company together that can drive buying power will reduce those costs and those get passed along to customers. The larger balance sheet will allow us to finance these projects more cheaply, meaning we’re going to have to borrow less money, which is going to ultimately inures to the benefit of customers as well that gets passed back through to customers.

The platform, the combined platform, we have an incredible construction team here. NextEra has an incredible construction team across the entire country. And so we’re going to learn from each other and be able to build more efficiently. Those cost savings get passed along to customers and then ultimately we’ll operate more efficiently. We’re going to learn from NextEra. They’re going to learn from us. These two great companies are going to take advantage of best practice from each one. We operate more efficiently.

Those costs, those savings get passed along to customers as we use the best practices of each company. So if we buy, we finance, we build and we operate more efficiently in the long term, that’s better for customers. So short term bill credits, long term reduce the pressure on bill growth that’s coming from everywhere throughout the economy. And I will say you won’t find a better example of a company that has grown while maintaining affordability for its customers than NextEra. We’re really good at it, they’re really good at it. And so we’ll have advantages to learn from them. It will ultimately be to the benefit of our customers in this incredibly growing enterprise that we’re working in.

Dominion Energy Employee

Would you also mention the landing page you have on the website frequently asked question?

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

Yeah, So Corynne asked me to mention the landing page on our website. So if you go to the Dominion Energy website, we have a page where customers can learn about what this means for them. So you can direct people to that as well.

And then I’ll just finish with I, you know, I sort of went through all the affordability issues, but from a customer facing perspective, our customers are going to get the same great service that they’ve been getting from the same great people. They’ve been getting it from wearing the same logo on their hard hat that they’re used to seeing with the truck with the same logo on it. Because we’re going to continue to operate effectively.

Keller Kassam, he has a way of describing things colorfully, he said, and I think that’s a good way of describing it. He said same band, same arena, same music, different booking agent. And I think that’s a good way to think about this combination.

Now, John, I don’t want to describe you as a booking agent by any stretch.

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

I think we’re combining to become a better booking agent.

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

So is there more you want to add on the customer side?

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

No, I think you covered it perfectly, Bob, but nothing to add.

Dominion Energy Employee

Hey, Bob, online we’ve gotten a few questions about Millstone and how the combination will affect Millstone. Can you talk a little bit about that?

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

Yeah. And the short answer is it won’t affect Millstone, except that we’ll have ultimately a fleet that is going to be bigger than the fleet that we operate today. But we’re still going to be very focused as we always have been on operating that incredible asset for the benefit of the citizens of Connecticut and New England.

Millstone’s just, it’s operating terrifically. And that’s a testament to, I know there’s Eric and his team. And so it’ll be part of a bigger fleet, the same way when we combined with SCANA, VC Summer and Surry and Millstone and North Anna all became part of a bigger fleet.

Dominion Energy Employee

Hey, Bob, how are you guys thinking about Dominion’s hybrid work schedule kind of during and post TSA? I realize it’s early days, but just wanted to get you all’s thoughts there. Thanks.

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

There’s a lot of murmuring about that I noticed, which is completely understandable. I’ll start off which is no change to our hybrid work policy. As we work through closing this deal, John will talk a little bit about the way they think about things at NextEra. You all I’m sure will be able to look up what their policy is.

John will talk to you about that. But no change during the closing. Which is we described as 12 to 18 months and also a recognition that in certain of our offices like this one, we, we don’t have it designed at the moment for everybody to be here at the same time. We all experience what Wednesdays are like in this building. By the way, today feels a little bit like that for completely understandable reasons.

By the way, I don’t want to minimize any of the change that we’re talking about going on here, but we’re going to we’re going to have to work through how it’s going to look post close, but no change during that.

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Yeah. And for us at NextEra, we, we have an in work schedule, you know, five days a week, but with flexibilities. And I’m going to talk about what, you know, what those are and they’re very accommodating.

I’ll say to what I started my comments with, which is we always put family 1st. And so I’m going to explain what, you know, how we view our work, our work schedule. But the philosophy, let me just give you the philosophy, first of all, and why we believe, you know, being, being in the office together results in better outcomes.

The first one is you look at most of the things that we’re doing as a company. Almost every investment we’re making today is 500 to over $1 billion dollars and it requires so many subject matter experts to be working together, whether it’s environmental, tax, accounting, treasury, operations, T&D, you know, you, you name it. And when you’re trying to execute and deliver flawlessly on the volume, think about this, we’re going to be investing $60 billion of capital a year. It’s going to be super important that we don’t make mistakes in doing that. That’s first piece.

The second piece is we, you know, I didn’t talk a little bit about this, but we have a very entrepreneurial spirit at NextEra. You know, we believe that we make better decisions together through collaboration. Everything that we do, every approach that we take to the business is bottoms up. We listen to our people, we listen to our team.

My philosophy having grown up in the company and been in 12 different jobs is that nobody knows how to do their job better or has a better idea about how to improve that function, the person that’s doing it. So we don’t really believe in top-down leadership. We actually believe in bottoms up idea generation and we have a number of things that that emphasize and drive that across the company. So that that’s one thing too that that drives that philosophy.

The third piece is I view it as, you know, our management and leadership teams having a duty and a responsibility to develop our people right and create great career opportunities. Sometimes that’s a little bit harder, you know, in a, in a remote environment when you’re working together and you’re learning from your peers, that’s, that’s the way you really grow, you know, professionally. That being said, I want to, I want to get back to the to the big caveat that we have what I tell my team in terms of putting family first is that what I tell everyone is look, if you have something going at home, a sick parent, right? You have a sick child, you have a recital that you have to go to. You have a soccer game, you know that you don’t want to miss. You get the idea. Go do it. Put your family first. We’re not going to penalize you for doing that. Go leave the office, let folks know you’re out. Go do it. Put your family first.

We always put our family first in absolutely everything that we do. And that’s the philosophy, you know, that we that we have at NextEra.

There’s also jobs that just by their very function are done remotely. So it’s not like we have a hard and fast rule that every job is an in the office job, we have jobs throughout the company that are remote. And we do work together across the country. We have an office in San Francisco. We have offices in Houston. We’re in 49 different states. We have to, you know, we rely on technology to move things forward. And so it’s not a hard and fast. There’s a lot of flexibility around it is the point that I’m trying to make.

I also want, you’d all understand, I know there’s physical constraints, you know, here in Richmond with this building, right? And, and the size of the building and the amount of folks that we have here. So we have to take that into account too. So all these things will be worked, worked out. So I, I wouldn’t get too overly concerned about it. We’ll put together something that that that makes sense here.

At the end of the day, we always listen to input and we try to come out with the right outcomes and the right decisions for our team.

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

I think we’re at time, is that right? So before you all go back, I just want to offer a couple of observations. I know that a change like this, an announcement like this, comes as a surprise and this kind of change or the thought of it. Creates a lot of uncertainty. I recognize that.

And we’re going to work our way through addressing that uncertainty as we go through a lengthy process to get regulatory approval and then beyond that, a transition process as we integrate these two great companies.

But I hope you will also keep in mind that change can bring about a lot of opportunity. And I think there are going to be extraordinary opportunities for everyone who works at Dominion Energy today in this new combined company. And then I’ll leave you with this. You know, some people might ask why would Dominion do this? And I actually think a better way of thinking about it is why would Dominion not do this? When John approached me about this idea in November, our board said, OK, this is a serious proposal, very well thought through.

We want you to do work on whatever it takes to figure out is this a better deal for our customers, for our employees, for our communities and for our shareholders than if we continue to execute on what we believe is a really good plan. And so we spent months working with NextEra, understanding how this combination would work. And at the end it was clear that this is a better opportunity for our customers, for our colleagues and communities and for our shareholders.

And so we have an opportunity to do something really extraordinary. And so I think the better way to think about it is why wouldn’t you do something extraordinary like this? And I hope you all will find it as exciting a proposition as I have. I’ve had more time to work on it than you all have. But as we think about it going forward, I hope you’ll see the great opportunities for all of our stakeholders.

And I really appreciate John coming here today. You’ll get to see a lot more of John and I think you’ll find as I do that he’s just a tremendous leader. So John, I’ll give you the last word.

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Well, thank you. That was so well said, Bob, and I just want to say thank you all to all of you. Thank you for having me. It’s been an absolute pleasure to be here and I am so encouraged and so optimistic by the future that this combined company has. Just watching the way our teams have worked together.

I had my whole operating committee on last night, you know, our executive team and some of whom knew about the transaction, some who didn’t. But I, you know, one of the messages I said to him is I said, you will be blown away by the skills, talents and capabilities of this organization, this organization, this team, this people, the people in this room and their values and their ethics and the cultural fit between the two companies.

Because you, you guys are, you know, as I said, they’re the kind of folks you’d want to go out and have a beer with. They’re the kind of folks where if they lived in Florida, you’d be best friends with that you’d raise your family and your kids with. I mean, the teams have worked so well together in terms of and the approach and the values and the ethics, you know, that I think we share. I’m so encouraged by that.

But I do want to leave what you know with a parting message that this company as a $420 billion enterprise valued company, the third largest energy infrastructure company in the United States, the largest rate regulated utility in the world, has an awesome, awesome chance to leave its mark to absolutely change the world at a time when we need leadership in this sector like we’ve never needed it before.

This country is short power. We’re slowing things down because of it. We’re slowing down industrial and manufacturing because of it. And together we are going to lead from the front and we are going to get it done. And it is going to be amazing what these two organizations can do together when we put our mind to it.

So thank you again. Real pleasure to be here. Thank you all very much.